Infosys®

Performance for the Fourth Quarter and Year ended March 31, 2007



Nandan M. Nilekani

Chief Executive Officer and Managing Director

S. Gopalakrishnan

Chief Operating Officer, President and Joint Managing Director

Safe Harbour

Infosys®

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 and our other recent filings. These filings are available at www.sec.gov Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Senior Management Changes
- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Exchange of Stock Options
- Human Resources
- Capex and Infrastructure
- Outlook for the Future
- Summary

Senior Management Changes



Senior Management Changes (w.e.f June 22, 2007)

- Mr. Nandan M. Nilekani becomes Co- Chairman of the Board
- Mr. S. Gopalakrishnan assumes the role of Chief Executive Officer and Managing Director
- Mr. S. D. Shibulal assumes the role of Chief Operating Officer

Financial Performance



Highlights

	Q4 FY 07	Q3 FY 07	FY 07
Indian GAAP			
Y-O-Y Growth			
Income	**43.8%**	44.4%	45.9%
PAT from ord. Activities	**68.4%**	50.0%	55.7%
US GAAP			
Y-O-Y Growth			
Revenues	**45.5%**	46.9%	43.6%
Net income	**70.4%**	52.4%	53.1%
New clients	**34**	43	160
Repeat business	**93.3%**	94.7%	95.3%
Headcount			
Gross addition	**5,992**	6,062	30,946
Net addition	**2,809**	3,282	19,526
Period end headcount	**72,241**	69,432	72,241

Highlights (Indian GAAP- Quarterly)

Infosys

(Rs. crore)

	FY2007 Q4	FY2007 Q3	FY2006 Q4	% growth over Q3 07	% growth over Q4 06
Income	**3,772**	3,655	2,624	**3.2**	43.8
S/w development expenses	**2,021**	1,938	1,422	**4.3**	42.1
Gross profit	**1,751**	1,717	1,202	**2.0**	45.7
S,G&A expenses	**554**	521	369	**6.3**	50.1
Operating profit	**1,197**	1,196	833	**0.1**	43.7
Depreciation	**145**	141	144	**2.8**	0.7
Operating profit after depreciation	**1,052**	1,055	689	**-0.3**	52.7
Other income	**119**	59	72	**101.7**	65.3
Provision for investments	**(1)**	-	-	**-**	-
Profit Before Tax	**1,172**	1,114	761	**5.2**	54.0
Provision for tax	**27**	130	81	**-79.2**	-66.7
Profit After Tax	**1,145**	984	680	**16.4**	68.4
Minority Interest	**1**	1	7	**-**	-85.7
PAT after minority interest	**1,144**	983	673	**16.4**	69.9



Highlights (Indian GAAP - Annual)

Infosys®

(Rs. crore)

	FY2007	%	FY2006	%	Growth%
Income	**13,893**	**100.0**	9,521	100.0	45.9
S/w development expenses	**7,458**	**53.7**	5,066	53.2	47.2
Gross profit	**6,435**	**46.3**	4,455	46.8	44.4
S,G&A expenses	**2,044**	**14.7**	1,364	14.3	49.9
Operating profit	**4,391**	**31.6**	3,091	32.5	42.1
Depreciation	**514**	**3.7**	437	4.6	17.6
Operating profit after depreciation	**3,877**	**27.9**	2,654	27.9	46.1
Other income	**372**	**2.7**	139	1.5	167.6
Provision for investments	**2**	**-**	1	-	100.0
Profit Before Tax	**4,247**	**30.6**	2,792	29.3	52.1
Provision for tax	**386**	**2.8**	313	3.3	23.3
Profit After Tax	**3,861**	**27.8**	2,479	26.0	55.7
Exceptional Item*	**6**	**-**	-	-	-
Profit After Exceptional Item	**3,867**	**27.8**	2,479	26.0	56.0
Minority interest	**11**	**-**	21	0.2	-47.6
PAT after Exceptional Item & Minority Interest	**3,856**	**27.8**	2,458	25.8	56.9

***Profit on sale of investments (net of taxes)**

Balance Sheet Summary

Infosys

(Rs. crore)

	Mar 31, 2007	%	Mar 31, 2006	%
LIABILITIES				
Shareholders' funds	11,255	100	6,966	99
Minority Interest	4	-	68	1
Total liabilities	**11,259**	100	**7,034**	100
ASSETS				
Fixed assets	3,771	33	2,226	32
Investments	-	-	2	0
Deferred tax assets	92	1	65	1
Current assets				
Cash & equivalents*	6,073	54	4,709	66
Accounts receivables	2,436	22	1,608	23
Other current assets	1,037	9	770	11
Less: Current liabilities	(2,150)	(19)	(2,346)	(33)
Net current assets	7,396	66	4,741	67
Total assets	**11,259**	**100**	**7,034**	**100**

***Includes investment in liquid Mutual Funds**



Operational Performance



Region-wise Revenue

Infosys®

%

	Q4 2007	Q3 2007	Q4 2006	**FY 2007**	FY 2006
North America	**62.6**	63.2	65.0	**63.3**	64.8
Europe	**26.6**	26.8	25.5	**26.4**	24.5
India	**1.5**	1.8	1.8	**1.6**	1.7
Rest of the World	**9.3**	8.2	7.7	**8.7**	9.0
Total	**100.0**	100.0	100.0	**100.0**	100.0



Utilization

Infosys®


100.0%
0.0%
67.5%
67.9%
75.8%
73.0%

	Including training	Excluding training
Q3 2007	67.5%	75.8%
Q4 2007	67.9%	73.0%

Q3 2007 Q4 2007

Revenues by Project type

Infosys®

%

	Q4 2007	Q3 2007	Q4 2006	FY 2007	FY 2006
Fixed Price	**25.9**	27.7	27.0	**26.7**	28.1
Time & Material	**74.1**	72.3	73.0	**73.3**	71.9
Total	**100.0**	100.0	100.0	**100.0**	100.0

Onsite-Offshore Revenue

Infosys

%

	Q4 2007	Q3 2007	Q4 2006
Onsite	**49.8**	49.2	49.3
Offshore	**50.2**	50.8	50.7
Total	**100.0**	100.0	100.0

Customer Concentration

Infosys®

	Q4 2007	Q3 2007	Q4 2006
Client contribution to revenues (%)			
Top client	8.5	6.9	4.7
Top 5 clients	21.3	18.9	18.6
Top 10 clients	33.4	31.0	31.0
No. of clients*			
Million dollar	275	256	221
5 million+	107	108	81
10 million+	71	67	54
20 million+	36	35	26
30 million+	25	22	19
40 million+	16	17	14
50 million+	12	11	9
60 million+	11	10	5
70 million+	9	8	4
80 million+	4	4	1
90 million+	4	2	1
100 million+	3	2	-
200 million+	1	-	-
Clients accounting for >5% of revenue	1	1	-

***Last Twelve Month in US dollars**



Client Acquisition & Expansion of Services



Client Acquisition & Expansion of Services

- Client acquisitions during the quarter were 34
- In the Retail sector, Infosys won a large project for integrating the PeopleSoft Human Capital Management (HCM) systems of **the third largest broadline retailer in the US. The** integrated system will enable the client to manage HR, payroll and benefits data effectively
- **An upscale retailer providing quality discounted merchandise in over 1,300 stores across 47 US states** turned to Infosys for a scalable solution to extend its custom Performance Management application to a larger employee base. The automated solution has halved the time spent on generating performance scores and computing employee compensation

Client Acquisition & Expansion of Services

Infosys

- Infosys implemented a new order management system for **the world's largest employee-owned photography company** that will significantly reduce possible financial leakage
- An Aerospace **major in Europe** has implemented an Infosys solution that harmonizes disparate engineering applications and data, enabling its internal and external partners to collaborate seamlessly across the design, development and manufacturing phases of product lifecycle management
- Infosys made deeper inroads in the Energy sector. **A leading oilfield services company** supplying technologies, project management and performance optimization solutions for the international oil and gas industry has approached Infosys to establish a strategic program to improve the efficiency of its sales force

Client Acquisition & Expansion of Services

Infosys

- Infosys' integrated performance management and compensation solution for **a top independent software vendor** will enable the company to streamline employee rewards, ratings and assessment while helping its employees and managers enjoy a better user experience
- In the High-tech Manufacturing sector, **one of the world's largest IT management software providers** is working with Infosys to integrate technical support functions across its recent acquisitions

Client Acquisition & Expansion of Services

Infosys®

- Industry leaders in various sectors are using Infosys' Independent Validation Services to boost the predictability of their applications. **A leading specialty beverage brand** chose Infosys to build a Testing Center of Excellence (TCOE), which brought all its testing activities — including automation and performance testing — under a single umbrella
- **The global leader in digital signal processing and analog technologies** partnered with Infosys to achieve test automation for in-house applications, saving up to 10% of investment on IT projects and achieving faster time to market

Banking Products

Infosys®

- Finacle® strengthened its relationship with **a leading global bank** by initiating the deployment of Finacle® multi-channel alerts solution at its European home base
- Finacle® also won 3 new clients in the Middle East and Latin America growth markets. In the North American market, **ICICI Canada** went live on Finacle®
- During the quarter, Gartner, Inc. positioned Finacle® core banking solution in the 'Leader Quadrant' in its recently released report, 'Magic Quadrant for International Retail Core Banking (IRCB) 2006'

Subsidiaries

- **Infosys BPO Limited**
  - **One of the world's largest media and entertainment conglomerates** has signed up Infosys BPO to provide a range of services across the media process outsourcing spectrum
  - Infosys BPO was ranked fourth globally in the first-ever FAO (Finance & Accounting Outsourcing) worldwide ranking of service providers, which was announced during the quarter
- **Infosys Consulting Inc.**
  - In the media sector, **(a global leader in satellite, digital cellular and enterprise network technologies)** used Infosys' functional and consulting expertise to deploy an integrated financial system. Using a data-driven approach, Infosys Consulting assisted **a leading retail marketing media company** in selecting the most suitable platform for next-generation shopping
  - Working closely with **a global automotive supplier** in Europe, Infosys Consulting recommended improvements to transform its IT functions and reduce IT spending

Exchange of Stock Options



Exchange of Stock Options

- During the quarter, Infosys acquired 2,11,909 shares of Infosys BPO and entered into a forward agreement to acquire 3,60,417 shares of Infosys BPO by February 2008 from various employees of Infosys BPO. Infosys also paid Rs. 58 crore during the quarter to acquire the stock options and issued 1,51,933 options of Infosys as a swap to the existing Infosys BPO options held by various employees. Consequent to this, Infosys' holding in Infosys BPO reached 98.92 % as of March 31, 2007.

- During the quarter, Infosys also issued 4,86,828 stock options to various employees of Infosys BPO.



Human Resources

Human Resources

Infosys®

	Q4 2007	Q3 2007
Total employee strength	**72,241**	69,432
Software professionals	**68,156**	65,393
Gross addition	**5,992**	6,062
Laterals	**1,647**	1,676
Net addition	**2,809**	3,282

Capex and Infrastructure



Capex and Infrastructure

Infosys®

- Capital expenditure of Rs. 644 crore was incurred during the quarter, total for the year Rs. 1,201 crore
- As on March 31, 2007, the company had 1,19,64,601* sq. ft of space capable of accommodating 58,488 professionals; and 1,03,12,039 sq. ft under completion capable of accommodating 32,967 professionals

*Excluding subsidiaries

Outlook for the Future



Indian GAAP - Consolidated

Infosys

- Quarter ending June 30, 2007
  - Income from ordinary activities is expected to be between Rs. 3,896 crore and Rs. 3,913 crore; YoY growth of 29% - 30%
  - Earnings per share* from ordinary activities is expected to be Rs. 17.84; YoY growth of 24%
- Fiscal year ending March 31, 2008
  - Income from ordinary activities is expected to be between Rs. 17,038 crore and Rs. 17,308 crore; growth of 23% - 25%
  - Earnings per share* from ordinary activities is expected to be Rs. 80.29 - Rs.81.58; growth of 20% - 22%

*Excluding Tax Reversal of Rs 125 crore in Fiscal 2007

Summary



Summary

Infosys®

- Revenues grew by around US $ 1 billion this year
- Our continued focus on large clients has yielded results. Our largest client today contributes more than US $ 200 million in revenues
- The global IT services industry continues to show strong growth with exciting opportunities.Infosys is well positioned to take advantage of this
- We are maintaining a strategic bench to take advantage of growth opportunities we see in the marketplace
- Our robust financial model allows us to balance the investments required in the business and profitability while focusing on growth. Our liquidity position continues to be strong with cash and cash equivalent reaching US $ 1.4 billion
- We are making substantial investments in creating a scalable training engine in Mysore to support our future growth. By December 2007, we will have the capacity to train 13,500 employees at a time

Thank You

